Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
(In US$, unless otherwise stated)	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$113,254,440	$222,939
Prepaid and other current assets	6,868,373	746,372
Total current assets	120,122,813	969,311

Property and equipment, net	3,489,535	3,204,829
Intangible assets, net	20,392	22,566
Right-of-use assets	361,307	459,982
Other non-current assets	51,716	175,115
TOTAL ASSETS	$124,045,763	$4,831,803

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative liabilities - SAFE	$-	$6,406,878
Other payables	3,224,136	2,602,604
Operating lease liabilities	325,126	396,025
Total current liabilities	3,549,262	9,405,507

Derivative liabilities - warrants	76,778,574	-
Operating lease liabilities, non-current	42,393	88,921
TOTAL LIABILITIES	$80,370,229	$9,494,428

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of December 31, 2025	$-	$839,602
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of December 31, 2025	-	2,349,212
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of December 31, 2025	-	18,100,000
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of December 31, 2025	-	3,649
Ordinary Class A Shares, 34,227,495 authorized, 34,227,495 issued and outstanding as of June 30, 2026	187,124,075	-
Ordinary Class B Shares, 19,744,585 authorized, 19,744,585 issued and outstanding as of June 30, 2026	40,110	-
Additional paid-in capital	8,997,535	7,417,778
Equity proceeds receivable	(343,862)	-
Accumulated deficit	(152,439,504)	(33,573,537)
Accumulated other comprehensive income	297,180	200,671
TOTAL STOCKHOLDERS’ EQUITY	$43,675,534	$(4,662,625)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$124,045,763	$4,831,803

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(In US$, except share amount and per share data)	2026	2025	2026	2025
Revenue	$-	$38,462	$-	$38,462

Operating Expenses:
Research and development	2,614,022	1,206,612	4,742,435	4,527,603
Selling and marketing	375,989	248,716	834,952	576,665
General and administrative	3,849,526	1,146,373	7,451,257	2,047,525
Depreciation and amortization	335,966	180,787	646,233	349,836
Total operating expenses	7,175,504	2,782,488	13,674,878	7,501,629
Loss from operations	(7,175,504)	(2,744,027)	(13,674,878)	(7,463,167)

Other income and (expense):
Interest expense	(2,694)	(2,320)	(5,686)	(4,830)
Other income	487,055	16,943	530,443	49,730
Change in fair value of derivative liabilities	(108,294,223)	-	(105,317,692)	-
Foreign exchange (loss)	(241,982)	(172,909)	(318,912)	(306,927)
Income tax expense	-	-	-	-
Net loss	$(115,227,348)	$(2,902,313)	$(118,786,726)	$(7,725,194)

Basic and diluted weighted average ordinary shares outstanding, as recast	52,367,347	39,015,950	46,630,787	39,015,950
Net (loss) income per ordinary share, basic and diluted, as recast	$(2.20)	$(0.07)	$(2.55)	$(0.20)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(In US$, unless otherwise stated)	2026	2025	2026	2025
Net loss	$(115,227,348)	$(2,902,313)	$(118,786,726)	$(7,725,194)
Other comprehensive loss:
Foreign currency translation adjustment	62,202	72,683	96,509	290,671
Comprehensive loss	$(115,165,146)	$(2,829,630)	$(118,690,217)	$(7,434,523)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Equiy proceeds	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	income	deficit	Equity
Balance as at January 1, 2025	2,500,000	$839,602	2,936,828	$2,349,212	2,586,522	$18,100,000	8,000,000	$3,649	$-	-	-	$-	$2,204,631	$-	$38,434	$(15,931,029)	$7,604,500
Retroactive application of Business Combination (Note 3)	(2,500,000)	(839,602)	(2,936,828)	(2,349,212)	(2,586,522)	(18,100,000)	(8,000,000)	(3,649)	20,055,960	21,252,353	19,744,585	40,110	-	-	-	-	-
Balance as at January 1, 2025, recast	-	-	-	-	-	-	-	-	20,055,960	21,252,353	19,744,585	40,110	2,204,631	-	38,434	(15,931,029)	7,604,500
Translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	217,988	-	217,988
Shared-based payment reserve	-	-	-	-	-	-	-	-	-	-	-	-	3,604,531	-	-	-	3,604,531
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,725,194)	(7,725,194)
Balance at June 30, 2025	-	$-	-	$-	-	$-	-	$-	20,055,960	$21,252,353	19,744,585	$40,110	$5,809,162	$-	$256,422	$(23,656,223)	$3,701,825

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Equiy proceeds	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	receivable	income	deficit	Equity
Balance as at January 1, 2026	2,500,000	$839,602	2,936,828	$2,349,212	2,586,522	$18,100,000	8,000,000	$3,649	-	$-	-	$-	$7,417,778	$-	$200,671	$(33,573,537)	$(4,662,625)
Retroactive application of Business Combination (Note 3)	(2,500,000)	(839,602)	(2,936,828)	(2,349,212)	(2,586,522)	(18,100,000)	(8,000,000)	(3,649)	20,055,960	21,252,353	19,744,585	40,110	-	-	-	-	-
Balance as at January 1, 2026, recast	-	-	-	-	-	-	-	-	20,055,960	21,252,353	19,744,585	40,110	7,417,778	-	200,671	(33,573,537)	(4,662,625)
Translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	96,509	-	96,509
Issuance of shares in connection with close of Business Combination	-	-	-	-	-	-	-	-	11,757,589	91,283,013	-	-	-	-	-	(79,241)	91,203,772
Issuance of shares to an advisor	-	-	-	-	-	-	-	-	20,000	269,000	-	-	-	-	-	-	269,000
Issuance of shares in connection with the exercise of warrants	-	-	-	-	-	-	-	-	2,393,946	74,319,709	-	-	-	(343,862)	-	-	73,975,847
Shared-based payment reserve	-	-	-	-	-	-	-	-	-	-	-	-	1,579,757	-	-	-	1,579,757
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(118,786,726)	(118,786,726)
Balance at June 30, 2026	-	$-	-	$-	-	$-	-	$-	34,227,495	$187,124,075	19,744,585	$40,110	$8,997,535	$(343,862)	$297,180	$(152,439,504)	$43,675,534

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HORIZON QUANTUM HOLDINGS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
(In US$, unless otherwise stated)	2026	2025
Cash flows from operating activities
Loss for the period	$(118,786,726)	$(7,725,194)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	644,059	349,035
Share based compensation	1,878,363	3,387,475
Change in fair value of derivative liabilities	105,317,692	-
Unrealized foreign currency transaction (gain) loss	85,088	629,163
Amortization	2,174	801
Changes in operating assets and liabilities:	-	-
Accounts receivable	-	270,824
Other payables	1,890,795	(241,801)
Lease liability	(212,283)	(131,790)
Prepaid expenses and other assets	(102,350)	(189,219)
Net cash used in operating activities	(9,283,188)	(3,650,706)

Cash flows from investing activities
Purchase of property, equipment including construction in progress	(5,521,276)	(297,706)
Purchase of intangible assets and trademarks	-	-
Net cash used in investing activities	(5,521,276)	(297,706)

Cash flows from financing activities
Proceeds from issuance of SAFE notes	2,500,000	-
Proceeds from exercise of warrants	27,186,518	-
Proceeds from merger and PIPE transaction, net of transaction costs	98,167,633	-
Net cash provided by financing activities	127,854,151	-
Effect of exchange rate changes on cash	(18,186)	(194,118)
Net increase (decrease) in cash and cash equivalents	113,031,501	(4,142,530)
Cash and cash equivalents at beginning of period	222,939	4,848,855
Cash and cash equivalents at end of period	$113,254,440	$706,325
Supplemental disclosures of non-cash transactions:
Initial recognition of warrant liabilities at close of the business combination	$20,526,410	-
Initial recognition of net assets at close of the business combination	$2,458,713	-
Conversion of SAFE liabilities into equity at close of the business combination	$11,183,077	-
Issuance of shares to a service provider	$269,000	-
Reclassification of warrant liabilities to equity upon exercise	$46,789,330	-

The accompanying notes are an integral part of these consolidated financial statements.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

1 –	DESCRIPTION OF BUSINESS

Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.) (Company Registration No.: 202537774K) (the “Company”), was incorporated as a Singapore private company limited by shares, and converted to a public company limited by shares on March 4, 2026. The Company focuses on developing software tools that simplify and accelerate the creation of applications for quantum computers and also provide quantum computing services on an individual basis. The Company’s flagship product, Triple Alpha, is a web-based integrated development environment (IDE) that allows developers to write quantum software using familiar classical programming languages. The software enables software developers without prior quantum experience to harness the power of quantum computing.

2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated interim financial statements included herein have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission ("SEC"). The unaudited condensed consolidated interim financial statements are comprised of the financial statements of the Company. In management's opinion, the accompanying unaudited condensed financial statements contain all adjustments necessary for a fair statement of its financial position as of June 30, 2026, and its results of operations for the three- and six-month periods ended June 30, 2026 and 2025, and cash flows for the six months periods ended June 30, 2026 and 2025. All intercompany accounts and transactions have been eliminated. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2026. The condensed consolidated interim balance sheet at December 31, 2025, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2025.

On March 19, 2026, the Company consummated the previously announced business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“DMY”), pursuant to the business combination agreement, dated as of September 9, 2025 (as amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among DMY, the Company, Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of the Company (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Legacy Horizon”). On March 20, 2026, the Company Class A Ordinary Shares and Company Public Warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “HQ” and “HQWWW”, respectively.

The company determined that Legacy Horizon was the accounting acquirer based on evaluation of the following facts and circumstances:

●	The shareholders of Legacy Horizon have the greatest voting interest in the Company;

●	The shareholders of Legacy Horizon have the ability to control decisions regarding election and removal of directors and officers of the Company;

●	Legacy Horizon comprises the ongoing operations of the Company; and

●	Legacy Horizon’s existing senior management is the senior management of the Company.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Accordingly, the Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although the Business Combination was structured such that the Company was the legal acquirer of both DMY and Legacy Horizon, for financial reporting purposes, the transaction was accounted for as a reverse recapitalization, with Legacy Horizon treated as the accounting acquirer and DMY treated as the acquired company. Accordingly, the Business Combination was treated as the equivalent of Legacy Horizon issuing stock for the net assets of DMY, accompanied by a recapitalization. The net assets of DMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy Horizon.

Use of Estimates

Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with GAAP. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from these estimates. Changes in such estimates could affect amounts reported in future periods. On an ongoing basis, the Company evaluates its estimates and judgments including those related to the useful lives and recoverability of property and equipment and definite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for credit losses; the incremental borrowing rate for the Company’s leases; and the valuation of share-based compensation and derivative warrant liabilities.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Cash and Cash Equivalents

Cash balances are held in U.S., Singaporean and European banks. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. These typically include treasury bills, money market funds, and other short-term instruments with original maturities of three months or less.

Restricted Cash

The Company is not subject to any contractual agreement that contains restrictions on the Company’s use or withdrawal of its cash or cash equivalents.

Revenue Recognition

Revenue from sale of services in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO”) by transferring control of a promised service to the customer.

The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised services. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those POs.

The transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contract with customers, including significant payment terms, and the related revenue recognition policies:

Rendering of services

Nature of services	The Company provides research and development services on quantum algorithms.
When revenue is recognized	Revenue is recognized when services are delivered to the customer and all criteria for acceptance have been satisfied.
Significant payment terms	30-day credit terms

Property and Equipment, Net

Property and equipment, net is stated at cost and depreciated on a straight-line basis of three to seven years for furniture and fixtures and computer equipment. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or remaining lease term. Repair and maintenance costs are charged to operations in the periods incurred. Upon retirement or sale, costs and related accumulated depreciation or amortization are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Company’s consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets with finite lives consist primarily of property and equipment, operating lease right-of-use assets, and intangible assets which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company’s operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company’s leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. Right of use assets also exclude lease incentives.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Share Based Compensation

The Company accounts for share based compensation expense in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company measures and recognizes compensation expense for all stock-based awards based on estimated fair values on the date of the grant, recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures in the period in which they occur.

Income and Other Expenses, Operating Income / Losses

Income and other expenses are recognized on an accrual basis when it is probable that economic benefits will flow to or from the Company and the amounts can be reliably measured. Other income may include interest income, foreign exchange gains, and miscellaneous non-operating income.

Operating income or losses represent the profit or loss from the Company’s core business operations, excluding finance costs, taxation, and other non-operating items. It is a key performance measure used by management to assess the results of operations.

Foreign Operations and Foreign Currency Translation

The Company’s reporting currency is the US dollar. The functional currencies of the Company’s subsidiaries are the local currencies of the economic environment in which they operate (Singapore dollar and Euros). Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Differences resulting from translation are presented in equity as accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (loss) gain, mainly related to intercompany transactions and revaluation of cash balances, is included in the consolidated statements of operations. For the six months ended June 30, 2026 and 2025, there was a loss of $318,912 and $306,927, respectively.

Warrant Liabilities

In connection with the close of the Business Combination, the Company assumed the outstanding warrants issued in connection with DMY’s initial public offering (the “DMY Public Warrants”) and the warrants issued by DMY in a private placement concurrent with DMY’s initial public offering (the “DMY Private Placement Warrants”) were recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and will adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the consolidated statements of operations. The fair value of the DMY Public Warrants and DMY Private Placement Warrants were initially measured at fair value using the Black-Scholes model and the Monte Carlo simulation model, respectively. Beginning in December 2022, the fair value of DMY Public Warrants has been measured based on the listed market price of such DMY Public Warrants. The estimated fair value of the DMY Private Placement Warrants was subsequently determined using the Monte Carlo simulation method with Level 3 inputs. The Company has not changed its warrant valuation methodology since the assumption of both the outstanding DMY Public Warrants and DMY Private Placement Warrants. The determination of the fair value of the derivative warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Company. In accounting for the Business Combination, stock-based compensation, the use of valuation methods for awards granted when the Company’s ordinary shares are not publicly traded, the use of estimates in option and warrant valuation model inputs such as expected volatility, term of options, risk-free interest rate are subjective and the change in these assumptions can materially affect the amount of share-based compensation expense and change in fair value of derivative liabilities recognized in the consolidated financial statements.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company applies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	–	Quoted prices in active markets for identical assets or liabilities.

Level 2	–	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3	–	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, the Company uses valuation techniques consistent with the market approach, income approach, or cost approach. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities. The Company does not have any outstanding debt as of the date of the consolidated financial statements. The carrying amounts of cash and cash equivalents are at cost which approximates fair value due to the high liquidity of these instruments. Accounts receivable and other receivables are recorded at amortized cost, net of any allowance for doubtful accounts. The Company evaluates the collectability of receivables and records an allowance for expected credit losses when necessary. Accounts payable and accrued liabilities are recorded at cost and approximate fair value due to their short-term nature.

Basic and Diluted Net Loss Per Share

Basic net loss per share for the six months ended June 30, 2026 was calculated by dividing net loss attributable to Ordinary Class A Shares and Ordinary Class B Shares. For the six months ended June 30, 2025, it was calculated by dividing net loss attributable to Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary shares outstanding during the three months and recast to take into account the effects of the Business Combination. Diluted net loss per share is based upon the diluted weighted-average number of shares outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive. See Note 11 – Net Loss Per Share.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its subsidiaries and is reported net of tax effects.

Concentration of Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash with major financial institutions in U.S., Singapore and Ireland, which are regulated by the Federal Deposit Insurance Corporation, Monetary Authority of Singapore and Irish Deposit Guarantee Scheme, respectively. While these balances may exceed the amounts insured under the schemes, the Company has not experienced any losses.

Segments

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance therefore there is only one reportable segment.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses" ("ASU 2024-03"). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expenses. Specifically, ASU 2025-01 confirms that the guidance in ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Management is currently evaluating the impact that the updated standard will have on our consolidated financial statement disclosures.

Liquidity and Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The Company has incurred net losses of $118.8 million (including non-cash fair value losses of $105.3 million) and $7.7 million during the six months ended June 30, 2026 and 2025, respectively, and has an accumulated deficit of $152.4 million as of June 30, 2026. The Company expects operating losses and negative cash flows from operations to continue for the foreseeable future. On March 19, 2026, upon the close of the Business Combination and the concurrent PIPE Private Placement (as defined below), the Company received combined gross proceeds of approximately $120 million. Accordingly, management has concluded that the conditions that previously raised substantial doubt about the Company’s ability to continue as a going concern have been alleviated as its cash on hand will satisfy its working capital and capital requirements for at least the next twelve months.

The Company’s future capital requirements will depend on many factors including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts. In order to finance these opportunities, the Company may need to raise additional financing. While there can be no assurances, the Company may need to pursue issuances of additional equity raises and debt rounds of financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

3 –	BUSINESS COMBINATION

As discussed in Note 2, on March 19, 2026, the Business Combination was completed. Immediately prior to the effective time of the Business Combination, Merger Sub 1 amalgamated with and into Legacy Horizon (the “Amalgamation”), with Legacy Horizon surviving the Amalgamation as a wholly-owned subsidiary of the Company and the outstanding shares of Legacy Horizon being converted into the right to receive shares of the Company’s Class A ordinary shares, with no par value (the “Company Class A Ordinary Shares”) or the right to receive shares of the Company’s Class B ordinary shares, with no par value (the “Company Class B Ordinary Shares”), as the case may be. Subsequent to the Amalgamation, Merger Sub 2 merged with and into DMY (the “Merger”), with DMY surviving the Merger as a wholly-owned subsidiary of the Company and the outstanding securities of DMY being converted into the right to receive Company Class A Ordinary Shares and/or Company Warrants (as defined below) of the Company.

As a result of the Business Combination, (1) all issued and outstanding ordinary shares in the share capital of Legacy Horizon were exchanged at an Exchange Ratio of approximately 2.435 for an aggregate of 39,016,680 Company Ordinary Shares (consisting of 19,272,095 Class A ordinary shares and 19,744,585 Class B ordinary shares) on the terms and subject to the conditions of the Business Combination Agreement; (2) each simple agreement for future equity (“SAFE”) was cancelled and exchanged for 833,079 Company Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares (on an as-converted basis) subject to such SAFE, and (3) each outstanding and unexercised option to subscribe for Legacy Horizon ordinary shares became an option to subscribe for Company Class A Ordinary Shares (each, a “Company Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Legacy Horizon options, provided that each Company Option is exercisable for the number of Company Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon Ordinary Shares subject to the Horizon Option as of immediately prior to the Amalgamation Effective Time, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Legacy Horizon option divided by the Exchange Ratio, rounded up to the nearest whole cent.

After the completion of the Amalgamation and prior to the Merger, (1) DMY effected the redemption of the shares of Class A common stock of DMY, par value $0.0001 per share (the “DMY Class A Shares”), initially issued as part of the DMY Units (as defined below) sold in DMY’s initial public offering (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that were submitted for redemption and not withdrawn, (2) each outstanding share of Class B common stock of DMY, par value $0.0001 per share (the “DMY Class B Shares”, and together with the DMY Class A Shares, the “DMY Common Stock”), were automatically converted into DMY Class A Shares on a one-for-one basis (the “Class B Share Conversion”), and (3) each unit sold in DMY’s initial public offering (the “DMY Units”) was automatically separated into its component parts (the “Unit Separation”) and the holder of each DMY Unit was deemed to hold one DMY Class A Share and one-half of one DMY Public Warrant.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

At the effective time of the Merger, (a) each outstanding whole DMY Public Warrant were assumed by the Company and became exercisable for Company Class A Ordinary Shares in lieu of DMY Class A Shares (the “Company Public Warrants”), and (b) each outstanding DMY Private Placement Warrant was assumed by the Company and became exercisable for Company Class A Ordinary Shares in lieu of DMY Class A Shares (the “Company Private Warrants,” and together with the Company Public Warrants, the “Company Warrants”).

On December 4, 2025 and March 6, 2026, the Company entered into certain Subscription Agreements (the “PIPE Subscription Agreements”) with DMY, Horizon and certain investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 9,196,021 Company Class A Ordinary Shares, at a purchase price equal to $11.82 per share (the “PIPE Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The PIPE Private Placement was consummated simultaneously with the closing of the Business Combination.

In accounting for the Business Combination and after redemptions, net proceeds received by the Company totalled approximately $98.2 million. The table below shows the net proceeds from business combination and PIPE financing:

Amount
DMY trust account, net of redemptions	$11,023,213
PIPE financing proceeds	108,696,968
Less: transaction expenses paid in cash	(21,552,549)
Net cash proceeds	$98,167,633

4 –	PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	June 30,	December 31,
	2026	2025
Prepaid expenses	$1,480,874	$487,471
Accrued interest receivable	66,548	-
Contract commitment and other current assets	5,320,951	258,901
Total prepaid and other current assets	$6,868,373	$746,372

5 –	ACCOUNTS PAYABLE AND OTHER PAYABLES

Accounts payable and other payables consist of the following:

	June 30,	December 31,
	2026	2025
Legal and M&A expenses	$1,091,634	$1,235,213
Payroll and payroll related expenses	1,330,848	77,088
Outsourced services and consulting expenses	234,258	194,279
Leasehold improvements	213,958	-
Audit fees	155,405	277,281
Event and sponsorship costs	77,274	-
Equipment purchase	49,554	590,335
Accrued facilities restoration costs	53,113	172,013
Other accrued expenses and current liabilities	18,092	56,395
Total accounts payable and other payables	$3,224,136	$2,602,604

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

6 –	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Operating lease right-of-use assets and lease liabilities are recognized based on the net present value of remaining lease payments over the lease term. In calculating the present value, the Company uses its estimated incremental borrowing rate, determined based on available information as of the later of the lease commencement date, the lease modification date, or the date of adoption of ASC 842. The right-of-use asset also includes any initial direct costs and is adjusted for lease incentives received.

The right-of-use assets as of June 30, 2026 and December 31, 2025 are $361,307 and $459,982, respectively.

As of June 30, 2026, the maturities of the Company’s operating lease liabilities were as follows:

Year	Amount
Remainder of 2026	$223,240
2027	131,859
2028	21,775
Total lease payments	376,874
Less: imputed interest	(9,355)
Present value of operating lease liabilities	$367,519

Operating lease liabilities current	$325,126
Operating lease liabilities non-current	42,393
$367,519

7 –	FAIR VALUE MEASUREMENTS

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis and the level of inputs used for such measurements:

	As of June 30, 2026
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
Assets
Cash and cash equivalents	$113,254,440	-	-
Liabilities
Derivative warrant liabilities – Company Public Warrants	$12,248,864	-	-
Derivative warrant liabilities – Company Private Warrants	-	-	64,529,710

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

	As of December 31, 2025
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Input (Level 3)
Assets
Cash and cash equivalents	$222,939	-	-
Liabilities
Derivative liabilities - SAFE	$-	-	6,406,878

The fair value of Company Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Company Private Warrants was determined using a Monte Carlo simulation method with Level 3 inputs as of June 30, 2026. Inherent in a Black-Scholes option pricing model and a Monte Carlo simulation method are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the historical volatility of select peer companies’ common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

As of June 30, 2026
Exercise price	$11.50
Stock price	$27.76
Volatility	90.0%
Risk-free rate	4.10%
Expected terms (years)	4.72
Dividend yield	0%

The summary of changes in fair value of the Company’s Level 3 financial liabilities for the six months ended June 30, 2026 have been disclosed under Note 8 – Warrant Liabilities and Note 9 – Simple Agreement for Future Equity (“SAFE”) Liabilities.

8 –	WARRANT LIABILITIES

The Company assumed an aggregate of 6,044,160 warrants, comprised of 3,159,500 Company Public Warrants and 2,884,660 Company Private Warrants as part of the Business Combination. As of June 30, 2026, the Company had an aggregate of 3,650,214 warrants outstanding, comprised of 765,554 Company Public Warrants and 2,884,660 Company Private Warrants. The Company Warrants have an exercise price of $11.50 per share, subject to adjustment, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

Redemption of Public Warrants when the price per Public Share equals or exceeds $18.00:

The Company may redeem the outstanding Public Warrants for cash:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

●	if, and only if, the closing price of the Company Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of Company Public Warrants when the price per share of Public Shares equals or exceeds $10.00:

The Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per Company Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Company Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Public Shares; and

●	if, and only if, the closing price of Company Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders.

The “fair market value” of Company Class A Ordinary Shares means the volume weighted average price of Company Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Company Warrants. In no event will the Company Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Company Class A Ordinary Shares per Company Public Warrant (subject to adjustment).

No Company Public Warrants have been redeemed by the Company as of June 30, 2026. During the six months ended June 30, 2026, holders of the Company Public Warrants exercised their rights to purchase Class A ordinary shares. There were a total of 2,393,946 Company Public Warrants exercised for total proceeds of approximately $27.5 million, of which $27.2 million was received by the Company as of June 30, 2026 and $0.3 million remains as equity proceeds receivable. The following table provides a reconciliation of warrant liabilities measured at fair value:

Amount
Balance as at December 31, 2025	$-
Initial recognition of warrants at close of Business Combination	20,526,410
Cash exercise of Company Warrants for Company Class A Ordinary Shares	(46,789,330)
Change in fair value of Company Warrants	103,041,494
Balance as at June 30, 2026	$76,778,574

9 –	SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”) LIABILITIES

During the six months ended June 30, 2026, prior to the close of the business combination, the Company entered into SAFE arrangements with certain investors and received cash proceeds of $2,500,000 (“Purchase Amount”). In accordance with terms set out in the SAFE agreements, SAFE Holders could automatically receive preference shares upon the close of a qualifying equity financing, SPAC transaction or by a maturity date that is 24 months from the date of issuance if not previously converted. In addition, SAFE Holders could have received proceeds in a liquidity or dissolution event. The Purchase Amount is comprised of (i) a secondary component, equal to 16% of the Purchase Amount (the “Secondary Component”), and a primary component, equal to 84% of the Purchase Amount (the “Primary Component”). The Company was permitted to use the Secondary Component to (i) meet the Company’s working capital requirements, and/or (ii) buy back and cancel Legacy Horizon shares and/or cancel allocated and vested Legacy Horizon options. The Company used the Primary Component to meet the Company’s working capital requirements.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The Company determined that the SAFEs meet the definition of a liability under ASC 480 and will be recorded at fair value. The fair value of the SAFEs was determined using a probability-weighted expected return method (“PWERM”), supported by use of a Monte Carlo simulation method. The value of the SAFE liability as of December 31, 2025 is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Upon the closing of the Business Combination, all outstanding SAFEs were cancelled and exchanged for 833,079 Company Class A Ordinary Shares. Immediately prior to conversion, the carrying amount of the SAFEs was $11.2 million and this was subsequently reclassified into shareholder’s equity. The following table provides a reconciliation of liabilities measured at fair value:

Amount
Balance as at December 31, 2025	$6,406,878
Receipt of SAFE proceeds	2,500,000
Change in fair value of SAFEs	2,276,199
Conversion of SAFEs to Company Class A Ordinary Shares	(11,183,077)
Balance as at June 30, 2026	$-

10 –	STOCK INCENTIVE PLANS

Employee share option plan (Equity-settled) (“ESOP Plan”)

In connection with the close of the Business Combination, the Company adopted the 2026 Equity Incentive Plan (the “Plan”) on March 19, 2026. The Plan replaced Legacy Horizon’s share-based compensation arrangements and provides for the grant of equity-based awards, including stock options, restricted share units (“RSUs”) and other share-based awards to employees, directors and eligible service providers of the Company and its subsidiaries.

As of June 30, 2026 under this scheme, a total of 793,750, 1,047,900, 641,014 and 197,000 options were issued on March 1, 2022, February 1, 2025, August 15, 2025 and March 2, 2026, respectively, comprising 687,500 options exercisable at $0.37 each, 231,250 options exercisable at $0.80 each, 1,278,614 options exercisable at $7.00 each, 285,300 options exercisable at $12.50 each and 197,000 options exercisable at $26.25 each. Upon exercise, each option allows the holder to receive approximately 2.435 Company Class A Ordinary Shares.

The vesting conditions for these options are generally structured to occur up to 4 years from the date of grant. Once vested, the options may be exercised at any time up to the maturity date, which is 10 years from the date of grant.

In the event an employee ceases employment with the Company, the treatment of the options depends on the circumstances of departure. If employment is terminated for Cause, all vested and unvested options will be cancelled, and the Company retains the right to repurchase any shares acquired through the exercise of options at the original exercise price. If employment ends for any other reason, unvested options will be cancelled immediately, and vested options must be exercised within a specific period; otherwise, they will lapse.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The Company has classified the share options as equity-settled share-based payments at fair value. The following table summarizes stock option activities for the six months ended June 30, 2026:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding December 31, 2025	5,920,612	$2.76
Granted	479,693	10.78
Forfeited	(58,593)	2.88
Outstanding June 30, 2026	6,341,712	3.36

Weighted average remaining life (Years)	7.9
Options vested and exercisable at June 30, 2026	3,793,506

The fair value of options granted was determined using the Binomial Valuation Model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Granted during six months ended June 30, 2026
Dividend yield (%)	0%
Expected volatility (%)	100.00%
Risk-free interest rate (%)	1.54% - 1.66%
Expected life of options (years)	10

Restricted Stock Units (“RSUs”)

The Company’s RSU activity is summarized in the following table:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding December 31, 2025	-	$-
Granted or approved	474,784	11.11
Forfeited	-	-
Outstanding June 30, 2026	474,784	$11.11

During the six months ended June 30, 2026, the Company approved 410,174 and granted 64,610 RSUs in connection with its executive officers and director compensation programs respectively.

11 –	NET LOSS PER SHARE

Basic and diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted-average number of shares of common shares outstanding for the period. For the six months ended June 2025, the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of the Company’s Preference Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference and Series A Preference. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the Preference shares and diluted net loss per share is the same as basic net loss per share because common stock equivalents are excluded as their inclusion would be antidilutive. The number of shares during this period has been recasted to take into account the retroactive application of the Business Combination as disclosed in Note 3 – Business Combination.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The Company calculated net income/(loss) per share using the treasury stock method. The table below sets forth the computation of basic and diluted net income/(loss) per share for the period presented below.

	Three Months Ended June 30,		Six Months Ended June 30,
(In US$, except share amount and per share data)	2026	2025	2026	2025
Net loss	$(115,227,348)	$(2,902,313)	$(118,786,726)	$(7,725,194)
Basic and diluted weighted average ordinary shares outstanding, as recast	52,367,347	39,015,950	46,630,787	39,015,950
Net (loss) income per ordinary share, basic and diluted, as recast	$(2.20)	$(0.07)	$(2.55)	$(0.20)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the three- and six- months ended June 30, 2026 and 2025 because the effect of including them would have been antidilutive.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Employee stock options outstanding	6,341,712	4,444,220	6,341,712	4,444,220
Unvested restricted stock units	474,784	-	474,784	-
Company warrants outstanding	3,650,214	-	3,650,214	-

12 –	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

13 –	RELATED PARTY TRANSACTIONS

Quantum Systems Agreement

On March 31, 2026, the Company and IonQ Quantum, Inc. (“IonQ”) entered into a Quantum Systems Agreement, pursuant to which, the Company purchased, among other things, a dedicated trapped-ion quantum computing system from IonQ for an aggregate consideration of $35 million. IonQ will procure, construct, install, and verify a trapped-ion quantum computing system meeting specified performance benchmarks and install it in a data center designated and operated by the Company. As of June 30, 2026, IonQ holds a 7.8% equity interest in the Company.

14 –	SEGMENTATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

Horizon Quantum Holdings Ltd. and Its Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)

The Company’s CODM has been identified as the CEO, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM measures and evaluates the Company’s performance based on segment gross revenue, segment gross profit margin, segment operating expenses and segment operating loss, before interest, taxes, depreciation, and amortization (“EBITDA”). EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, and income tax expense. Adjusted EBITDA is defined as EBITDA adjusted to exclude share-based compensation, change in fair value of derivatives and business combination and closing expenses. EBITDA and Adjusted EBITDA are non-GAAP financial measures. The Company believes that Adjusted EBITDA is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources to the Company’s businesses.

Segment performance, as defined by the Company, is not necessarily comparable to other similarly titled captions of other companies.

The following tables set forth the Company’s net loss and adjusted EBITDA for the three- and six- months ended June 30, 2026 and 2025:

	Three Months Ended June 30,		Six Months Ended June 30,
(In US$, unless otherwise stated)	2026	2025	2026	2025
Net loss (GAAP)	$(115,227,348)	$(2,902,313)	$(118,786,726)	$(7,725,194)
Adjustments
Net interest (income) expense	(477,253)	(12,805)	(512,778)	(42,915)
Depreciation and amortization expenses	335,966	180,787	646,233	349,836
EBITDA	(115,368,635)	(2,734,330)	(118,653,271)	(7,418,272)
Adjustments
Share based compensation within
Research and development	436,808	261,285	676,982	2,778,608
Selling and marketing	46,320	65,299	92,386	170,448
General and administrative	509,959	130,294	839,994	437,675
Change in fair value of derivative liabilities	108,294,223	-	105,317,692	-
Business combination and post-closing expenses	622,980	214,101	2,164,930	214,101
Adjusted EBITDA	$(5,458,343)	$(2,063,351)	$(9,561,286)	$(3,817,439)

15 –	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 4, 2026, which is the date the consolidated interim financial statements were available to be issued. No material events occurred subsequent to the balance sheet date that require adjustment or disclosure to the financial statements.